FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
CURRENT REPORT

Date of Report: May 11, 2016

Dragon Jade International Limited
(Exact name of registrant as specified in its charter)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 011-852-3588 - 1780

BVI	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule.)

Item 4.01.    Changes in Registrant’s Certifying Accountant.

Changes in Registrant’s Certifying Accountant.

Dragon Jade International Limited (the “Company”) was notified that, effective April 30, 2016, AWC (CPA) Limited (“AWC”) has merged (the “Merger”) with Dominic K.F. Chan & Co (“DKFC”) and formed DCAW (CPA) Limited (“DCAW”), which is registered with the Public Company Accounting Oversight Board (PCAOB).

As a result of the Merger, AWC resigned as the Company’s independent registered public accounting firm on April 30, 2016. On May 5, 2016, the Company engaged DCAW (CPA) Limited as its independent registered public accounting firm. The engagement of DCAW was approved by the Audit Committee of the Company’s board of directors on May 5, 2016.

The audit reports of AWC on the financial statements of the Company as of and for the year ended March 31, 2015 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles but modified to a going concern.

In connection with the audits of the Company’s financial statements for the fiscal year ended March 31, 2015 and through the date of this Current Report, there were: (i) no disagreements with AWC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of AWC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports, and (ii) no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

During the Company’s two most recent fiscal years and through May 5, 2016, neither the Company nor anyone on its behalf consulted with DCAW regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided that DCAW concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and its related instructions, or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

AWC furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not AWC agrees with the statements made therein. A copy of such letter, dated May 5, 2016, furnished by AWC is filed as Exhibit 99.1 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DRAGON JADE INTERNATIONAL LIMITED

May 11, 2016	By:	/s/ Yat Man Lai
	Its:	Executive Director

EXHIBITS

99.1	Letter of AWC (CPA) Limited dated May 11, 2016